

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

September 28, 2010

Via Facsimile and U.S. Mail

Mark L. Hanson, Esq.
Jones Day
1420 Peachtree St., N.E.
Atlanta, GA 30309

Re: BlueLinx Holdings Inc.
Schedule 13E-3 filed September 27, 2010
Amendment No. 1 to Schedule 14D-9 filed September 27, 2010
File No. 005-80230

Dear Mr. Hanson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1. We note that the issuer has filed a Schedule 13E-3 in connection with the tender offer and that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Please advise the bidders to revise the expiration date in order to ensure that security holders have at least 20 days to consider the Schedule 13E-3 information disseminated by the issuer. Refer to Questions 101.01 and 101.03 in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the Division's Compliance and Disclosure Interpretations and Question 5 in SEC Release 34-17719.

2. We note the disclosure under various items of the Schedule 13E-3. Please note that the Schedule 13E-3 must incorporate by reference the information contained in the recommendation statement or offer document in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Please revise so that the information under each of the items appears in the recommendation statement or offer document and is incorporated by reference in the Schedule 13E-3.

Schedule 14D-9

Item 4. The Solicitation or Recommendation

Recommendation of the Special Committee, page 7

3. Please revise to state, here and on page 17, the fairness determination of the issuer, rather than the Special Committee, as the filing person on the Schedule 13E-3.

4. Please revise throughout the document to state whether the issuer believes the transaction is fair to the unaffiliated stockholders of the issuer. We note that you have described fairness to the "stockholders (other than CAI and Cerberus Capital)," which includes other affiliates, officers and directors, while Item 1014(a) requires that the fairness determination be made specifically with respect to unaffiliated stockholders. Refer to Item 1014(a) of Regulation M-A.

Background of the Offer, page 7

5. Please revise to describe any alternative transactions or alternative means to accomplish the going private purpose and state the reasons for their rejection. Refer to Item 1013(b) of Regulation M-A.

Reasons for the Special Committee's Position, page 17

6. Please revise to discuss the factors that the issuer, as the filing person, considered in determining fairness. Refer to Item 1014(b) of Regulation M-A. In this regard, if the board relied upon the analyses of another with respect to any of the factors itemized in Instruction 2 to Item 1014 of Regulation M-A, such as the financial advisor or the special committee, the board must expressly adopt the conclusion and analyses of the other. Refer to Question 20 in SEC Release 34-17719.

7. Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself

may be an important part of the decision-making process that should be explained for security holders. In this regard, it does not appear that you have fully addressed historical trading prices, net book value, going concern value, and liquidation value. See Question 20 in Exchange Act Release No. 17719.

Miscellaneous, page 32

8. Please revise to disclose the compensation received or to be received by Citadel Securities. Refer to Item 1015(b)(4) of Regulation M-A.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions